

DIVISION OF
CORPORATION FINANCE

April 3, 2009

Room 7010

Steven G. Stewart
Chief Financial and Accounting Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah 84095

      Re: **Headwaters Incorporated**
             Form 10-K for Fiscal Year Ended September 30, 2008
             File No. 001-32459
             Definitive Proxy Statement
             Filed January 14, 2009
             File No. 001-32459

Dear Mr. Stewart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief